NMT Medical, Inc.

27 Wormwood Street

Boston, MA 02210

April 19, 2005

BY ELECTRONIC SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W

Washington, D.C. 20549

Attention:	Ms. Heather Tress
Staff Accountant

Re:	NMT Medical, Inc.
Form 10-K for the fiscal year ended December 31, 2004
SEC File No. 000-21001

Ladies and Gentlemen:

This letter is in response to comments contained in a letter dated April 6, 2005 (the “Letter”) from Kate Tillan, Reviewing Accountant, to Richard E. Davis, Chief Financial Officer of NMT Medical, Inc. (“NMT” or the “Company”). These comments, and the Company’s responses to these comments, are set forth below and are keyed to the sequential numbering of the comments in the Letter and to the headings used in the Letter. NMT is providing this letter by direct transmission to the Commission’s EDGAR System.

Form 10-K as of December 31, 2004

Notes to Financial Statements – Page A-7

Note 2, Summary of Significant Accounting Policies – Page A-7

(i) Revenue Recognition – Page A-9

Comment 1. The critical accounting policies disclosure in your MD&A indicates that you record your royalty income net of royalty expenses paid “where applicable.” Supplementally tell us the amounts of gross royalty income and the expenses netted against the income for each year presented. Include in your response the references to generally accepted accounting principles upon which you relied for this classification.

Response:

Our gross and net royalties for each year presented is as follows:

	2004	2003	2002
Gross royalty revenue	$5,612,167	$1,872,027	$413,074
Royalty expense	(1,430,903)	(484,437)	—
Net royalties, as reported	$4,181,264	$1,387,590	$413,074

The only item included in royalty expense is the amount paid to the original inventor under the applicable intellectual property agreements.

On November 5, 2001, we sold the assets comprising our vena cava filter product line, including all of our intellectual property rights related to vena cava filter products, to C. R. Bard, Inc. (“Bard”) pursuant to an asset purchase agreement, dated as of October 19, 2001. In connection with this transaction, we entered into a royalty agreement pursuant to which, commencing in 2003, we received royalties from Bard on its sales of the vena cava filter products. In addition, we contractually agreed with Bard to continue to pay royalties due to Dr. Morris Simon, the original inventor, pursuant to the terms of an original 1987 technology purchase agreement between us and Dr. Simon, which royalties are derived solely from sales of Bard’s vena cava filter products.

Approximately 96% of our gross royalty income (approximately 94% of net royalty income) for the year ended December 31, 2004 was attributable to the 2001 Bard transaction. As we receive royalties from Bard under this arrangement, we, in turn, pay the applicable royalty amounts to Dr. Simon. For the year ended December 31, 2002, royalty obligations to Dr. Simon were recorded in our consolidated financial statements as cost of goods sold, as those royalties were computed based upon our sales of vena cava filter products to Bard pursuant to a transitional manufacturing agreement entered into coincident with the asset purchase agreement.

In recording royalty revenues, we have considered the provisions of Emerging Issues Task Force Issue No. 99-19, “Reporting Revenue as a Principal versus Net as an Agent” (“EITF 99-19”), and we believe that royalty revenue should be recorded net of amounts paid directly to the original inventor, because we are not involved at all in the revenue-generating activity and, as agreed with Bard, we merely act as a middle-man in paying a portion of royalties received to the original inventor. In summary, based on the guidance of EITF 99-19, we believe it is prudent to record royalty revenues, net of royalty expense, where we have no involvement in the revenue generating activity.

Item 9A, Controls and Procedures – Page 33

Comment 2: We note management’s conclusion that your disclosure controls and procedures are “effective, in that they provide reasonable assurance that information required to be disclosed in the reports filed or submitted by us under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.” In future filings, you must disclose, if true, that your disclosure controls and procedures are “effective at the reasonable assurance level” rather than “effective, in that they provide reasonable assurance.” In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-9238.htm>. Please also supplementally confirm this to us.

Response: The Company, in future filings, will disclose, if true, that its disclosure controls and procedures are “effective at the reasonable assurance level” rather than “effective, in that they provide reasonable assurance.”

Comment 3: We note management’s conclusion that your disclosure controls and procedures are “effective, in that they provide reasonable assurance that information required to be disclosed in the reports filed or submitted by us under the Exchange Act is recorded processed, summarized and reported within the time periods specified in the SEC’s rules and forms.” In future filings, please clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Response: The Company, in future filings, will disclose, if true, that its officers have concluded that the Company’s disclosure controls and procedures are also effective to ensure that information required to be disclosed in its reports filed or submitted under the Exchange Act is accumulated and communicated to Company management, including its chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Report of Independent Registered Public Accounting Firm – Page A-2

Comment 4: Have your auditor explain to us the reasons for including the explanatory language relating to internal controls over financial reporting. Tell us how this is consistent with the PCAOB standards.

Response: Our independent registered public accounting firm, Ernst & Young LLP, has provided us with the following information in response to this comment:

“We have included the additional language in the scope paragraph of our report to clarify that the purpose and extent of our consideration of internal control over financial reporting was to determine that the nature, timing and extent of tests to be performed were appropriate in the circumstances, but was not sufficient to express an opinion on the effectiveness of internal control over financial reporting. Inclusion of this language is consistent with the recent release from the AICPA’s Center for Public Company Audit Firms (CPCAF). Although the wording included in our report differs slightly from the language included in Interpretation No. 18 to SAS 59, Reports on Audited Financial Statements, and the alternative included in the CPCAF release, we have previously discussed this wording with individuals in the Chief Accountant’s Office of the Division of Corporation Finance, who agreed to accept our revised wording in our reports.”

In connection with the Company’s responses to the staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosures in response to staff comments in the Company’s filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please contact the undersigned.

Very truly yours,

/s/ Richard E. Davis
Richard E. Davis Chief Financial Officer

cc:	Ms. Heather Tress, Staff Accountant
Via Facsimile 202-942-9582